UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 18th 2020

GAL Note No. 122/20

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS SA

Argentine Stock Exchange

Sarmiento 299

Ref: EDENOR S.A. - Material Fact.

Changes in Risk Ratings of Negotiable Securities and Stock

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) in compliance of the applicable regulation, in order to inform that on September 16th Moody’s Latin American Risk Rating Agent S.A. launched Moody’s Local, a platform at the regional credit ratings, evaluations and research based exclusively on independent ratings regardless of global methodologies. From that moment on, the new rating methodologies applicable specifically to Argentina will be assigned under a new scale and with local ratings. As a consequence, the ratings previously and in due time issued by Moody’s Latin America under the brand name Moody’s Investors Service, were withdrawn and replaced by new domestic ratings issued by the Moody`s Local Argentina brand, according to the following detail:

Rating Agency	Rating Type	Local Rating	Outlook
Moody’s Local	Local Currency Issuer Rating	A.ar	Negative
Moody’s Local	Senior Unsecured Foreign Currency Debt Rating	A-.ar	Negative
Moody’s Local	Equity	1.ar

Yours faithfully.

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 23, 2020